E-QURE CORP.
20 West 64th Street, Suite 39G
New York, NY 10023

December 3, 2015

United States Securities and Exchange Commission
Washington, DC 20549

Re: E-Qure Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 2, 2015
File No. 333-208300

Ladies and Gentlemen:

We filed an amendment to the Company's S-1 filed on December 2, 2015 because we inadvertently attached an incorrect version of the registration statement to the submission file of the S-1.

Respectfully submitted,

/s/: Ohad Goren
Ohad Goren, CEO